Exhibit H(16)

FIRST AMENDMENT TO FUND PARTICIPATION AGREEMENT

This First Amendment, effective as of March 17, 2017, is by and among MML Series Investment Fund (“MML Trust”), Massachusetts Mutual Life Insurance Company (“MassMutual”); American Funds Insurance Series (“Series”); and Capital Research and Management Company (“CRMC”). This Amendment amends the Fund Participation Agreement (the “Agreement”) dated the 15th day of August, 2008. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed such terms in the Agreement.

WHEREAS, the Series, CRMC and American Funds Distributors, Inc. received an Order from the U.S. Securities and Exchange Commission dated July 14, 2015 (Release No. 31715, File No. 812-14325) granting an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) of the Investment Company Act of 1940 (the “Order”); and

WHEREAS, MML and MassMutual intend to rely on the Order to invest in the Series Funds as underlying investments of the fund of funds within the MML Trust;

NOW, THEREFORE, in consideration of the foregoing and of mutual covenants and conditions set forth herein and for other good and valuable consideration, MML, MassMutual, AFIS and CRMC hereby agree as follows:

1. Section 4. The first sentence of Section 4 of the Agreement is amended and replaced with the following:

“The Series agrees to make Class 1 shares of the Series Funds that offer such share class available to the MML Funds. MML Trust and MassMutual agree to give the Series and CRMC thirty (30) days’ notice prior to adding any additional Series Funds as underlying investments for an MML Fund. The Series reserves the right to approve any proposed addition by MML Trust and MassMutual.”

2. Schedule B is hereby deleted from the Agreement in its entirety.

3. Section 15 is hereby added to the Agreement as follows:

a.	The Series and CRMC represent and warrant to the MML Trust and MassMutual that each has received a copy of the Order, and that CRMC and the board of trustees of the Series understand the terms and conditions of the Order. The Series and CRMC each hereby agree to adhere to the terms and conditions of, and fulfill their responsibilities under, the Order as set forth in the Order and to adopt such procedures as may be necessary to comply with the terms and conditions of the Order.

b.

The MML Trust and MassMutual represent and warrant to the Series and CRMC that each has received a copy of the Order, and that MassMutual and the board of trustees of the MML Trust understand the terms and conditions of the Order. The MML Trust and MassMutual each hereby agree to adhere to the terms and conditions of, and fulfill their responsibilities under, the Order as set forth in the Order and to adopt such procedures as may be necessary to comply with the terms and conditions of the Order.

c.	The MML Trust represents and warrants that it shall be responsible for voting shares of the Series Funds in a manner consistent with the terms of the Order.

Except as expressly supplemented, amended or consented to hereby, all of the representations and conditions of the Agreement will remain unamended and will continue to be in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the date first above written.

MML SERIES INVESTMENT FUND By: /s/ Renee Hitchcock Name: Renee Hitchcock Title: CFO and Treasurer	AMERICAN FUNDS INSURANCE SERIES By: /s/ Steven I. Koszalka Name: Steven I. Koszalka Title: Secretary

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY By: /s/ Tina Wilson Name: Tina Wilson Title: Senior Vice President	CAPITAL RESEARCH AND MANAGEMENT COMPANY By: /s/ Michael J. Downer Name: Michael J. Downer Title: Sr. Vice President and Secretary